# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Ltd., CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001834268

## Reporting persons
- Dipender Saluja: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,753,561; sole dispositive power 0; shared dispositive power 10,753,561; aggregate amount beneficially owned 10,753,561 (19.9% of the class)
- Ion Yadigaroglu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,753,561; sole dispositive power 0; shared dispositive power 10,753,561; aggregate amount beneficially owned 10,753,561 (19.9% of the class)
- Technology Impact Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,753,561; sole dispositive power 0; shared dispositive power 10,753,561; aggregate amount beneficially owned 10,753,561 (19.9% of the class)
- TIF Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,753,561; sole dispositive power 0; shared dispositive power 10,753,561; aggregate amount beneficially owned 10,753,561 (19.9% of the class)

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Ltd.
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, A6, M5G 2C8.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Technology Impact Fund II, LP ("TIF II LP")
TIF Partners II, LLC ("TIF II LLC")
Ion Yadigaroglu ("Yadigaroglu")
Dipender Saluja ("Saluja")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
512 West 22nd Street, 6th Floor
New York, NY 10011
Citizenship:
TIF II LP Delaware
TIF II LLC Delaware
Yadigaroglu United States
Saluja United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of Class B Subordinate Voting shares of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 11,080,951 Class A Multiple Voting shares ("Class A Shares") held directly by TIF II LP. The Class A Shares are convertible on a one-for-one basis into an equal number of Class B Subordinate Voting shares, subject to the limitations described below.

The Class A Shares held by TIF II LP are subject to a restriction (the "Beneficial Ownership Blocker") which precludes conversion of the Class A Shares to the extent that, following conversion, TIF II LP, together with its affiliates and other attribution parties, would own more than 19.9% of the Class B Subordinate Voting shares outstanding. By virtue of the Beneficial Ownership Blocker, TIF II LP is currently prohibited from converting its Class A Shares to the extent that such conversion would result in the Reporting Persons' beneficial ownership of more than 10,753,561 Class B Subordinate Voting shares.

TIF II LLC is the general partner of TIF II LP and may be deemed to share voting and dispositive power over the shares held by TIF II LP. Saluja and Yadigaroglu are managers of TIF II LLC and may be deemed to share voting and dispositive power over the shares held by TIF II LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Class B Subordinate Voting shares of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 43,284,436 Class B Subordinate Voting shares outstanding as of March 26, 2026, as reported in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 1, 2026, and giving effect to Class A Shares held by TIF II LP, to the extent convertible within 60 days hereof, as referenced herein.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Dipender Saluja: /s/ Dipender Saluja, Dipender Saluja (04/02/2026)
- Ion Yadigaroglu: /s/ Ion Yadigaroglu, Ion Yadigaroglu (04/02/2026)
- Technology Impact Fund II, LP: /s/ Dipender Saluja, By TIF Partners II, LLC, its General Partner, By Dipender Saluja, Manager (04/02/2026)
- TIF Partners II, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (04/02/2026)